Exhibit 99.(a)(1)(P)

AMENDMENT NO. 2 TO OFFER TO EXCHANGE

OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

Effective January 21, 2009, the Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 8, 2008, as amended December 15, 2008, is hereby further amended and supplemented as follows:

Section 16, Information About Us, is hereby amended to add the following text at the end of such section:

“We issued a press release dated January 20, 2009 announcing that we have committed to a restructuring plan that will reduce our workforce by approximately 43%.  In connection with the restructuring plan, we will focus on our product candidates, MB07811 for the treatment of hyperlipidemia and MB07803 for the treatment of type 2 diabetes, as well as on advancing our glucagon antagonist program. Employees directly affected by the restructuring plan have received notification and will be provided with severance payments, continued benefits for a specified period of time and outplacement assistance. We expect to complete the restructuring plan by the end of the second quarter of 2009.

We anticipate incurring restructuring charges of approximately $1.4 million, primarily associated with personnel-related termination costs. The majority of these costs will be recognized during the first quarter of 2009.

The severance-related charge that we expect to incur in connection with the restructuring is subject to a number of assumptions, and actual results may materially differ. We may also incur other material charges not currently contemplated due to events that may occur as a result of, or associated with, the restructuring plan.”

Clause (c) of Section 17, Additional Information, is hereby amended in its entirety in the following manner:

“(c)                            our Current Reports on Form 8-K filed with the SEC on February 1, 2008, February 15, 2008, April 22, 2008, April 25, 2008, May 1, 2008 (excluding information therein which is deemed furnished and not filed), May 12, 2008, August 7, 2008 (excluding information therein which is deemed furnished and not filed), September 25, 2008, November 13, 2008 (excluding information therein which is deemed furnished and not filed), December 15, 2008, January 14, 2009 and January 20, 2009;”